February 8, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:
Huntsman Corporation
Common Stock and Mandatory Convertible Preferred Stock
File No. 333-120749, Form S-1

Dear Sirs:

In connection with the proposed offering of the above-captioned Securities, we wish to advise you that we hereby join with the Registrant's request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on February 10, 2005 at 3:30 p.m. or as soon as practicable thereafter.

Supplemental information supplied under Rule 418(a)(7) under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus relating to the Common Stock: January 28, 2005
(ii)	Date of Preliminary Prospectus relating the Mandatory Convertible Preferred Stock: January 28, 2005
(iii)	Dates of distribution: January 28, 2005-February 8, 2005
(iv)	Number of prospective underwriters: 12
(v)	Number of prospectuses relating to the Common Stock distributed under (iv) above: approximately 39,300, of which 6 prospectuses were distributed to rating agencies
(vi)	Number of prospectuses relating to the Mandatory Convertible Preferred Stock distributed under (iv) above:
approximately 23,800, of which 330 prospectuses were distributed to institutional investors and 6 prospectuses were distributed to rating agencies
(vii)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).
Very truly yours,
CITIGROUP GLOBAL MARKETS INC. CREDIT SUISSE FIRST BOSTON LLC DEUTSCHE BANK SECURITIES INC. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED As Representatives of the Prospective Underwriters
CITIGROUP GLOBAL MARKETS INC.
By:	/s/ JEANNE CAMPANELLI Name: Jeanne Campanelli Title: Director
CREDIT SUISSE FIRST BOSTON LLC
By:	/s/ FARLEY W. BOLWELL Name: Farley W. Bolwell Title: Managing Director

DEUSTCHE BANK SECURITIES INC.
By:	/s/ JOEL D. FOOTE II Name: Joel D. Foote II Title: Managing Director
By:	/s/ JOHN ANOS Name: John Anos Title: Managing Director
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
By:	/s/ PURNA R. SAGGURTI Name: Purna R. Saggurti Title: Managing Director